

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Nick Taylor
Chief Financial Officer
Genius Sports Limited
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

      Re: Genius Sports Limited
          Registration Statement on Form F-3
          Filed June 7, 2022
          File No. 333-265466

Dear Mr. Taylor:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ryan Lichtenfels at 202-551-4457 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Ross Leff